SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

LCA-Vision Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

501803 30 8
(CUSIP Number)

Eduardo Baviera Sabater

Paseo de la Castellana 20

28046 Madrid, Spain

011-34-91-781-9886

With a copy to:

Jonathan Klein, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	501803 30 8

1	Names of Reporting Persons

Eduardo Baviera Sabater
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Spain
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

318,086
	8	Shared Voting Power

	9	Sole Dispositive Power

318,086
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

318,086
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

1.69%
14	Type of Reporting Person (See Instructions)

IN

2

CUSIP No.	501803 30 8

1	Names of Reporting Persons

Julio Baviera Sabater
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Spain
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

307,218
	8	Shared Voting Power

	9	Sole Dispositive Power

307,218
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

307,218
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

1.63%
14	Type of Reporting Person (See Instructions)

IN

3

CUSIP No.	501803 30 8

1	Names of Reporting Persons

Fernando Llovet Osuna
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Spain
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

148,086
	8	Shared Voting Power

	9	Sole Dispositive Power

148,086
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

148,086
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.79%
14	Type of Reporting Person (See Instructions)

IN

4

CUSIP No.	501803 30 8

1	Names of Reporting Persons

Inversiones Telesan BV
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Netherlands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

0
	8	Shared Voting Power

	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.0%
14	Type of Reporting Person (See Instructions)

CO

5

CUSIP No.	501803 30 8

1	Names of Reporting Persons

Investment Ballo Holding BV
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Netherlands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

307,218
	8	Shared Voting Power

	9	Sole Dispositive Power

307,218
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

307,218
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

1.63%
14	Type of Reporting Person (See Instructions)

CO

6

CUSIP No.	501803 30 8

1	Names of Reporting Persons

Inversiones DARIO 3 BV
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Netherlands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

148,086
	8	Shared Voting Power

	9	Sole Dispositive Power

148,086
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

148,086
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.79%
14	Type of Reporting Person (See Instructions)

CO

7

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D that was originally filed on October 13, 2011 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”) jointly by Eduardo Baviera Sabater (“Eduardo”), Julio Baviera Sabater (“Julio”), Fernando Llovet Osuna, (“Fernando”), Inversiones Telesan BV (“Telesan”), Investment Ballo Holding BV (“Ballo”), and Inversiones DARIO 3 BV (“Dario”, and collectively with Eduardo, Julio, Fernando, Telesan, and Ballo, the “Reporting Persons”) with respect to the Common Stock of LCA-Vision Inc. (the “Company”). This is the final amendment to the Schedule 13D and constitutes an “exit filing” for each of the Reporting Persons. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b), (c), and (e) to Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Pursuant to Rule 13d-3, Telesan may be deemed to own beneficially 0 shares of Common Stock, which represents 0.0% of all outstanding shares of Common Stock. Eduardo owns 98% of Telesan. Eduardo owns directly 318,086 shares of Common Stock, which represents 1.69% of all outstanding shares of Common Stock. Pursuant to Rule 13d-3, Eduardo may be deemed to own beneficially a total of 318,086 shares of Common Stock, which includes both his direct and indirect holdings, which represents 1.69% of all outstanding shares of Common Stock. Pursuant to Rule 13d-3, Ballo may be deemed to own beneficially 307,218 shares of Common Stock, which represents 1.63% of all outstanding shares of Common Stock. Julio owns approximately 80% of Ballo so he may also be deemed to own such shares. Eduardo owns 0.01% of Ballo. The other 20% of Ballo is evenly owned between his two daughters, Ms. Leticia Baviera Omarrementería (10%) and Ms. Carlota Baviera Omarrementería (10%). Julio and Eduardo are brothers. Pursuant to Rule 13d-3, Dario may be deemed to own beneficially 148,086 shares of Common Stock, which represents 0.79% of all outstanding shares of Common Stock. Fernando owns 100% of Dario so he may also be deemed to own such shares.

(b) Eduardo individually has the sole power to vote 318,086 shares of Common Stock and dispose of 318,086 shares of Common Stock held directly. Julio individually has the sole power to vote 307,218 shares of Common Stock and dispose of 307,218 shares of Common Stock held by Ballo. As the 80% owner of Ballo, Julio makes all voting and investment decisions regarding investments. Fernando individually has the sole power to vote 148,086 shares of Common Stock and dispose of 148,086 shares of Common Stock held by Dario. As the 100% owner of Dario, Fernando makes all voting and investment decisions regarding investments.

(c) The Reporting Persons have effected the following transactions in the shares of the Company’s Common Stock during the past 60 days:

Eduardo made the following sale, through ordinary brokerage transactions, during the past 60 days and did not make any purchases:

Date of the Transaction	Number of Shares	Gross Price per Share
03/09/12	39,526	7.7233

8

Telesan made the following sales, through ordinary brokerage transactions, during the past 60 days and did not make any purchases:

Date of the Transaction	Number of Shares	Gross Price per Share
02/27/12	8,000	8.7000
02/28/12	8,000	8.9500
03/01/12	20,000	8.5000
03/09/12	14,000	7.5000

Ballo made the following sales, through ordinary brokerage transactions, during the past 60 days and did not make any purchases:

Date of the Transaction	Number of Shares	Gross Price per Share
02/27/12	8,000	8.7000
02/28/12	8,000	8.9300
02/29/12	6,388	9.1000
03/01/12	4,069	8.5000
03/02/12	18,525	7.5000
03/09/12	45,400	7.7221

Dario made the following sales, through ordinary brokerage transactions, during the past 60 days and did not make any purchases:

Date of the Transaction	Number of Shares	Gross Price per Share
02/27/12	4,000	8.7000
02/28/12	4,000	8.9300
03/01/12	10,000	8.5000
03/09/12	20,000	7.7181

(e) The Reporting Persons ceased to be beneficial owners of 5% or more of the Company’s Common Stock on March 1, 2012.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 - Joint Filing Agreement dated as of October 11, 2011 by and among Eduardo Baviera Sabater, Julio Baviera Sabater, Fernando Llovet Osuna, Inversiones Telesan BV, Investment Ballo Holding BV, and Inversiones DARIO 3 BV.

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

/s/ Eduardo Baviera Sabater
Eduardo Baviera Sabater

/s/ Julio Baviera Sabater
Julio Baviera Sabater

/s/ Fernando Llovet Osuna
Fernando Llovet Osuna

INVERSIONES TELESAN BV

By:	/s/ Eduardo Baviera Sabater
Name: Eduardo Baviera Sabater
Title: Director

INVESTMENT BALLO HOLDING

By:	/s/ Julio Baviera Sabater
Name: Julio Baviera Sabater
Title: Director

INVERSIONES DARIO 3 BV

By:	/s/ Fernando Llovet Osuna
Name: Fernando Llovet Osuna
Title: Director

EXHIBIT 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of LCA-Vision Inc., a corporation organized and existing under the laws of Delaware, and further agree that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of October 11, 2011.

/s/ Eduardo Baviera Sabater
Eduardo Baviera Sabater

/s/ Julio Baviera Sabater
Julio Baviera Sabater

/s/ Fernando Llovet Osuna
Fernando Llovet Osuna

INVERSIONES TELESAN BV

By:	/s/ Eduardo Baviera Sabater
Name: Eduardo Baviera Sabater
Title: Director

INVESTMENT BALLO HOLDING

By:	/s/ Julio Baviera Sabater
Name: Julio Baviera Sabater
Title: Director

INVERSIONES DARIO 3 BV

By:	/s/ Fernando Llovet Osuna
Name: Fernando Llovet Osuna
Title: Director